Filed by Spartan Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. II

Commission File No.: 001-39739

Date: February 24, 2021

The following is a transcript of an interview of Matt Potere, Chief Executive Officer and Director of Sunlight Financial LLC (the “Company”), on Benzinga.com’s SPACs Attack show on February 11, 2021.

Spencer Israel:	Matt Potere is the CEO and board member of Sunlight Financial. Ticker of the company they’re merging with — SPRQ Spartan Acquisition Corp. II. Let’s bring Matt on now. Here he is.

Matt, good morning-slash-afternoon. Whatever time of day it is.

Matt Potere:	Hey. Good morning, Spencer and Chris. Good to see you.

Chris Katje:	Hi Matt.

Spencer Israel:	Hi, Matt. How are we doing today? Lot going on.

Matt Potere:	Doing really well ah yeah, things, it’s certainly busy. But things are going really well.

Spencer Israel:	Let’s talk about the merger and why you chose to go the SPAC route.

Matt Potere:	Yeah, so we had a lot of options available to us. We’re a private company and we could have raised capital and stayed private. With a financial sponsor we could have done an IPO. And we’re cashflow positive and net income positive. So, we didn’t need to raise capital. But the opportunity to be able to access the capital markets and to be able to do it through a SPAC sponsored by Apollo, Spartan II, was just a terrific opportunity for us. We stood in the intersection of these two really big trends. Renewable energy on one side that’s going incredibly fast and then point of sale finance and the buy now pay later trend. And the Apollo team really understands both of those trends very very well and are a great value added partners. So, we’re thrilled to be partnered with them here.

Chris Katje:	Awesome, so Matt, I want to dive into the backing on this deal. So you, of course, mentioned that SPAC’s taking you public but, that PIPE we also got Chamath Palihapitiya, Franklin Templeton and Neuberger all attached to this. So what does that mean for the validation of the company and that growth ahead?

Matt Potere:	Hey, Chris, we were really pleased with the support and the quality of the investors who believe in our story and are supporting us. What we heard consistently is investors like our simple story. It’s easy to understand how we make money. We’re in a high-growth market. We’ve had a tremendous amount of success. And so that’s been well received. And we’re really pleased with the investors who’ve put their faith in us.

Chris Katje:	Awesome, so, SPRQ shareholders are going to own 26% of that new company after the merger. I cover a lot of SPACs and I gotta say 26% is on the higher end that I have seen. So, how can that be a positive for shareholders going forward?

Matt Potere:	Yes. So, again going back to the quality of investor that believes in Sunlight. We think it’s validating to what we’ve built and where we’re going and we think that’s broadly good for the investor community. So again, we’re really pleased with the support and very appreciative of it and excited to finalize the merger and be a public company.

Chris Katje:	Good. Sunlight operates with a B-2-B-2-C residential solar model so business to business to consumer. Can you explain that business model and why it’s important for Sunlight and within the solar industry?

Matt Potere:	Yeah, so let me, for just a little bit of context, so for the typical customer they don’t wake up in the morning thinking that they want to go solar. A salesperson will knock on their door. They’ll introduce themselves. They’ll explain how solar works. How a customer can save money. What the system will look like on their roof. And that sale literally happens at the kitchen table. And so our B-2-C model is, we’re partnered with a thousand-plus solar installers and home improvement contractors. And that’s the B-2-B part and they introduce us to the consumer once the consumer decides they want to go solar or make other home improvements. It’s something I’ve always really loved about this model. Because we have these relationships, we can access the market, drive significant volume and we effectively have no marketing cost. So it’s a very efficient model for us to scale both from a capital perspective and from a volume perspective.

Chris Katje:	So turning back to solar, so one of the trends that we’ve seen, and it was mentioned in your presentation, is the cost of solar coming down and electric prices going up. So, you know, what does that mean for growth in the solar industry in a company like Sunlight Financial?

Matt Potere:	Yeah there’s two really interesting trends that are happening and that are helping to drive solar. So, first people go solar today not just for the environmental benefit, they do it because they like the economic impact. And that’s good. That’s how we get mass adoption. So there are these two trends. One, the cost of solar is coming down over time. Soft costs are coming out. The cost for the equipment itself is getting cheaper. And that makes solar less expensive on an absolute basis. The other trend is historically the cost of utility power is increasing in the range of 2 to 4% a year. So that makes solar less expensive on a relative basis. When you put those two things together, you get significant growth in the overall market. And that’s what we’ve seen historically and we think that’s what we’ll see continually going forward. That there’ll be good growth because of this sound underlying economics for the consumer.

Chris Katje:	So for the solar model one of the things that Chamath mentioned in his one pager with Sunlight was the buy now pay later concept. So can you kind of explain that and how Sunlight plays a pivotal role in buy now pay later.

Matt Potere:	Yeah so, I would describe our business as a point of sale finance business focused on residential solar. And buy now pay later is effectively that point of sale finance aspect of it. We’re allowing customers to go solar. Typical solar systems cost 30 to 35 thousand dollars. We’re allowing them to go solar with no money down and because of the economics of the way solar works, they typically save money right away and tens of thousands of dollars over the life of the system. And we’re able to do that for them by providing that point of sale financing. So they’re not actually going out of pocket to get those savings. It’s part of a much bigger trend. And again it helps drive significant growth in the industry.

Chris Katje:	In your presentation it mentions some proprietary technology. So can you explain how Sunlight has proprietary technology and what that could mean against some competitors in the space.

Matt Potere:	Yeah, so I described that point of sale process that is happening with the salesperson and the homeowner literally at their kitchen table. And so after the salesperson has spent an hour with the customer and explained solar to them the last thing they want is friction when it’s time for financing. So we make it very, very simple for the homeowner to get financing and point of sale. So we have a proprietary technology platform, we call it Orange. And it’s as simple as a homeowner can literally take our app and their driver’s license, they snap a picture of their driver’s license. It uploads their information. They fill out a couple of other pieces of other information and they go from credit application to full approval in less than two minutes. So we make it really, really simple at the kitchen table, take out all of the friction and it’s entirely paperless. So there’s never been a fax or an email to process an application in our process. It’s entirely done through the app and it’s entirely electronic. And that helps the salesperson sell more and it gives the homeowner a terrific experience through Orange.

Chris Katje:	Can you talk a little bit about partnerships? So I see, again, nine of the ten largest solar installers in the U.S. are part of this Sunlight platform. Who are some of your partners, if you can disclose, and you know, how important is it to be leading with some of these bigger names?

Matt Potere:	I can’t give specific names out of respect for confidentiality of our partners. But as you’ve said we have relationships with nine out of the ten biggest installers. If you think about some of the largest public companies who are in the solar space. There’s a very good chance that we’re one of their partners. But we have really good access to the entire market. We have over a thousand solar installers and home improvement contractors on the platform. And we estimate that our partners generate over 50% of the solar installations in the market. So really good access to the overall market.

Chris Katje:	Perfect. So the current solar market, only 3% penetrated so as Sunlight and other players in this market look to grow, what are some of the targets as far as market share for the solar industry and for Sunlight as a company?

Matt Potere:	It’s remarkable. So if you look at the growth in solar it’s been significant growth over the last few years. Put that in context. Over the last ten years, the market has grown ten x. So it’s ten times larger today than it was ten years ago. Incredible growth. But Chris, you’re right. Only 3% penetration of U.S. rooftops. So there’s incredible amount of room to run. If you think about – again put a little more context around that – in California I believe the penetration rate is in the teens, kind of low double digits. Hawaii, I believe it’s higher than that. Same thing if you look overseas. I believe last I checked Germany was over 20% penetration. So if you think about where we are in the U.S. at 3% and you think about benchmarks for leading markets, it’s significantly higher. And again, it just speaks to how big of an opportunity it is over the coming years.

Chris Katje:	So in 2019 Sunlight Financial entered the home improvement space. So can you kind of walk us through what the growth is in home improvement and what that means for Sunlight and also what some of the financial impact of that entry looks like?

Matt Potere:	Yeah. We already saw solar as a type of home improvement and a specialized type of home improvement. And a couple of years ago we were talking to our solar installers, who also many of whom have home improvement divisions – roofing, HVAC, windows – and they were not satisfied with the financing, the point of sale financings they had. And so they asked us to develop a product for them and a financing platform and that’s exactly what we did. So a little bit more than a year ago, we entered that market. It’s a huge market. It’s a $400 billion market. So it’s really large. It’s highly fragmented. And we think, again, another opportunity. It’s adjacent to what we do in solar. So it’s a very natural extension for us. That said if we look out over the next few years, we still think solar will make up the overwhelming majority of our volume. But we’re bullish about the opportunity in home improvement. We think it provides really good upside on it as we continue to build out that market.

Chris Katje:	So I want to talk again about financials. So one of the things that drew me in is that capital light business model. So just kind of walk us through and you know, you mentioned, the company profitability, so why is that capital light model so important, you know, for your company and what does that mean for financials?

Matt Potere:	And so if you think, so fundamentally what we do, we have two networks of partners. On one hand we have solar installers and home improvement contractors. On the other hand we have capital providers who want access to high quality loans with good risk adjusted returns. And we effectively match the two of them in between. And so when a homeowner applies through our platform through Orange, we connect, we underwrite on behalf of our partners. And we originate the loan on behalf of the partner and then they fund the loan. So those loans don’t sit on our balance sheet. It’s a very clean, very simple model. We earn a fee upfront. And generally, we don’t have ongoing credit risks. And so again it’s a really simple model, it’s very efficient, and because we’re not building this balance sheet with ongoing credit risks, it’s easy for others to understand how we make money. It effectively accelerates the cash.

Chris Katje:

Awesome. So guys again we’re talking to Matt Potere, the CEO of Sunlight Financial going public with a SPAC merger ticker SPRQ.

So I want to talk about the new administration we have in the U.S. I’ll try to break it up into a couple of questions here. So what does the new Biden administration mean for the solar market?

Matt Potere:	So here’s the really interesting thing about solar. It’s bipartisan. In a world where everything seems to be partisan, it has really good bipartisan support. At the end of December, the solar investment tax credit was extended for two years. Very helpful from a policy standpoint. And that was under the old administration, under the Trump administration, and a senate that was controlled by the Republicans. You can see it’s got good bipartisan support. That said, the Biden administration has been very vocal about their support for renewables and to help drive volume and growth in this industry. And there’s good reason for that. Solar is a huge producer of jobs. In fact solar installer is the fastest growing job in the country. So this gives you some sense of why this is really bipartisan. And the Biden administration has said that they are supportive. This business doesn’t need additional policy support to be successful. Nor do I believe that the industry needs it. I do believe as we see continued support, we’ll see accelerated growth. That’s clearly good for our business. It’s also good for the economy and it’s good for the American worker. So we’re optimistic about that as well.

Chris Katje:	So, Matt, adding to that with Biden, you know, being a supporter of solar, you know, you talked about being bipartisan, solar is going to get a lot of attention and focus from that new administration, so, you know, did that play any role in deciding to go public now, you know, with the new administration in that positive focus on solar?

Matt Potere:	So that’s helpful. But we actually made our decision when we were thinking strategic options in the fall. It was before the election. I mentioned we don’t need policy support for this business to be healthy and to grow. So we made our decisions to partner and to go down this path with a SPAC and to become a public company really before we knew that the Biden administration would be in place.

Chris Katje:	Alright. One more question from me before we get back to Spencer and maybe some questions from the chat. I want to turn back to financials. I see an estimate of $4.3 billion in funded volume for 2023. Can you just walk us through a little bit of that funded volume and revenue projections, how those play out and, you know, when we may see any revisions to any of those estimates?

Matt Potere:	I believe you’re referring to the presentation on our website. I encourage people who want to learn more and the audience who wants to learn more about satellite to go to website and get all of the information and it also includes some of the disclosures about our company. Last year at the second half of 2020 we originated roughly $2 billion in annualized volume. So when you look out over the next couple of years, you look at our volume forecast. It’s certainly significant growth but when you think about what we originated, our run rate coming out of last year, we think it’s a reasonable forecast and very much attainable. We feel good with the momentum. There is the momentum that we have in our business. There’s the overall momentum in the solar market and both of those will play into our volumes.

Spencer Israel:	Question here from the chat that I want to give you, Matt. And let me just find it right here. There we go. Over ten years, how much does the panel decrease in effectiveness?

Matt Potere:	A panel typically degrades less than 1% a year. It varies by the panel. It depends on when you bought it. But it does tend to deteriorate a little bit over time each year.

Spencer Israel:	Okay. And then I saw a question earlier what – I wish I knew exactly when in the conversation what prompted this question but he asked about what about solar for people who only have a few more years on their house?

Matt Potere:	Yeah. So what we offer with solar loans is we allow the customer to own the solar system on their roof. And there’s really two ways in which people go solar. They either rent the system, they lease through a PPA, or they own it. And if they own it we provide the loan. The nice thing about solar is if you’re towards the end of your mortgage even if you plan on moving, with a loan you can own the system. It typically increases the value of your home. So it’s adding home value and you get the benefits of ownership.

Spencer Israel:	I don’t even know if there’s an answer to this one yet. But when do you expect a merger? Or when is the vote?

Matt Potere:	So we’ll file with the SEC, we’ll file documents with the SEC within the next coming weeks and we expect the merger to close sometime in the second quarter.

Spencer Israel:	Alright. That was a lot of questions we threw at you, Matt. We appreciate you. Matt is a CEO and board member of Sunlight Financial. Again the ticker of the SPAC they’re merging with is SPRQ. Matt, we appreciate the time, thanks a lot.

Matt Potere:	Thanks for having me on. Thanks, guys.

Chris Katje:	Thank you, Matt.

On February 18, 2021, the Company issued the following press release.

Sunlight Financial Makes Donation in Honor of Matt Potere Being Named One of Charlotte’s Most Admired CEOs

Sunlight will donate to the Special Olympics New York in honor of Matt’s recognition and Sunlight’s commitment to community engagement.

NEW YORK, N.Y. and CHARLOTTE, N.C. – Matt Potere, CEO of Sunlight Financial, a premier U.S. residential solar financing platform, has been named as one of Charlotte’s most admired CEOs by the Charlotte Business Journal. Sunlight Financial, co-headquartered in New York and Charlotte, will donate to the Special Olympics New York in honor of Matt’s recognition and Sunlight’s commitment to community engagement.

“I am honored to be recognized by the Charlotte Business Journal as a Most Admired CEO and excited to contribute to the Special Olympics New York,” said CEO Matt Potere. “Corporate social responsibility and volunteerism are key parts of Sunlight’s culture. They are in the DNA of Sunlight and the people that work at Sunlight. We are collectively committed not only to growing a successful company but to improving the lives of our customers, growing our partners’ businesses, and improving our communities.”

Sunlight Financial’s core values include a commitment to supporting the communities in which the Company is based. In previous years, Sunlight has donated to the Charlotte-based Renewable Energy Transition Initiative (RETI), Atrium Health’s Essential Needs Fund for COVID-19 relief efforts, and Big Brothers Big Sisters of the Central Carolinas. Each month, Sunlight also provides its teammates with time off to volunteer in their communities.

Under Matt’s leadership, Sunlight was named to Inc. Magazine’s 2020 list of America’s fastest-growing private companies, the Inc. 5000, and recognized by the Charlotte Business Journal as one of the Charlotte region’s fastest-growing private companies, the Fast 50.

The Charlotte Business Journal’s Most Admired CEOs award program recognizes established local leaders who have a strong vision for their companies, have shown a commitment to culture in the workplace and have made significant contributions to the community.

Nominations for the 2020 program came from members of the business community, members of the honorees’ organizations, and the public. The Charlotte Business Journal editorial team selected the honorees to recognize within each industry category. The Charlotte Business Journal’s 2020 Most Admired CEOs list was revealed at the Most Admired CEO Virtual Awards.

About Sunlight Financial

Sunlight Financial is a point-of-sale finance company. Sunlight partners with contractors nationwide to provide homeowners with financing for the installation of residential solar systems and other home improvement upgrades. Sunlight’s best-in-class technology and deep credit expertise simplify and streamline consumer finance, ensuring a fast and frictionless process for both contractors and homeowners. For more information, visit sunlightfinancial.com.

Important Information for Investors

In connection with the transactions (the “Transactions”) contemplated by that certain Business Combination Agreement, dated as of January 23, 2021, by and among Sunlight Financial LLC, a Delaware limited liability company (“Sunlight”), Spartan Acquisition Corp. II, a Delaware corporation (“Spartan”), and their subsidiaries and affiliates party thereto, Spartan will file a Registration Statement on Form S-4 (the ”Registration Statement”) with the Securities and Exchange Commission (the ”SEC”). Additionally, Spartan will periodically file other relevant materials with the SEC in connection with the Transactions. After the Registration Statement has been cleared by the SEC, a definitive proxy statement (the ”Proxy Statement”) will be mailed to Spartan’s stockholders. Copies may be obtained free of charge at the SEC’s website at sec.gov. SECURITY HOLDERS OF SPARTAN AND SUNLIGHT ARE URGED TO READ (1) THE REGISTRATION STATEMENT, (2) THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), (3) OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC BY SPARTAN, AND (4) ADDITIONAL PRESS RELEASES FROM SUNLIGHT AND SPARTAN FOUND ON THEIR RESPECTIVE WEBSITES, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Media Contacts:

Rich Recchio, Sunlight Financial
704-290-4249
rich.recchio@sunlightfinancial.com

The following communications were made available by the Company on Twitter, Facebook, LinkedIn and Instagram, respectively:

Important Information for Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Spartan Acquisition Corp. II (“Spartan”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus of Spartan. Spartan also plans to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Spartan. SECURITYHOLDERS OF SPARTAN AND SUNLIGHT FINANCIAL LLC (THE “COMPANY”) ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Spartan and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Spartan and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Spartan in connection with the proposed business combination. The Company and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Spartan’s executive officers and directors in the solicitation by reading Spartan’s prospectus filed with the SEC on November 27, 2020, Current Report on Form 8-K filed on December 1, 2020 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Spartan’s participants in the solicitation, which may, in some cases, be different than those of Spartan’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. All statements, other than statements of present or historical fact contained herein, regarding the proposed business combination or the Company’s and Spartan’s ability to consummate the transaction, are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “could,” “should,” “would,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan,” “continue,” “project,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Spartan and the Company disclaim any duty to update any forward looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Spartan and the Company caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Spartan or the Company. In addition, Spartan cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Spartan or the Company following announcement of the proposed business combination; (iii) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Spartan, or other conditions to closing of the proposed business combination in the agreements related to the proposed business combination; (iv) the risk that the proposed business combination disrupts Spartan’s or the Company’s current plans and operations as a result of the announcement of the proposed business combination; (v) the Company’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the proposed business combination; (vi) costs related to the proposed business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Spartan’s periodic filings with the SEC, including its Current Reports on Form 8-K, as well as the Registration Statement that Spartan intends to file with the SEC in connection with Spartan’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed business combination. Spartan’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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